SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.  )


                               PRACTICEXPERT INC.
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)


                                   873942A105

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                                 (CUSIP Number)
                                Russell Cleveland
                  8080 N. Central Expressway, Suite 210, LB-59
                              Dallas, TX 75206-1857
                                  214-891-8294
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  April 2, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

CUSIP No. 873942A105                    13D                   Page 2 of 5 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Capital Growth & Income Fund III, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
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7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,333,332
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    9,333,332
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     9,333,332
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     10.7%
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14   TYPE OF REPORTING PERSON*


     IV
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873942A105                    13D                   Page 3 of 5 Pages

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Item 1.  Security and Issuer.

     This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of PracticeXpert Inc., a Nevada corporation
(the "Company") having its principal executive offices at 4130 Cahuenga Blvd., Suite 215, Toluca Lake, CA 91602.

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Item 2.  Identity and Background.

    This statement is filed by Renaissance Capital Growth and Income Fund III, Inc. (the "Fund" or the "Reporting Person"). The Fund is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The names, business addresses and principal occupations of the directors and executive officers of the Fund are set forth on Attachment 1 to this Statement and incorporated herein by reference. All persons listed on Attachment 1 are citizens of the United States.

     RENN Capital Group, Inc. ("RENN Group") is the investment adviser to the Fund and has shared voting and dispository power with respect to the shares. RENN Group is a corporation organized under the laws of the State of Texas, with its principal and business office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206. RENN Group is regiatered as an investment adviser under the Investment Adviser Act of 1940.

     (d) Neither the Reporting Person nor, to the best knowledge of such person, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor, to the best knowledge of such person, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

     As of the Date of Event which required the filing of this Statement, the Fund had used approximately $500,000 of its working capital to acquire 4,666,666 shares of the Company's Common Stock and warrants to purchase 4,666,666 shares of the Company's Common Stock in a Private Placement on April 2, 2004.

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Item 4.  Purpose of Transaction.

     The Fund acquired beneficial ownership of the Common Shares reported in
Item 5(a) in the ordinary course of business for investment purposes only.

CUSIP No. 873942A105                    13D                   Page 4 of 5 Pages

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Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this filing, The Fund beneficially owns 9,333,332 shares, or 10.7%, of the Company's Common Stock on a fully converted basis.

     The shares of Common Stock deemed to be beneficially owned by the Fund are comprised of 4,666,666 shares of Common stock and 4,666,666 shares of Common Stock issuable upon the exercise of warrants at $0.30 per share.

     (b) Number of shares of Common Stock as to which the Fund has:

       (i)   Sole power to vote or to direct the vote of: None
       (ii)  Shared power to vote or to direct the vote of: 9,333,332
       (iii) Sole power to dispose or to direct the disposition of: None
       (iv)  Shared power to dispose or to direct the disposition of: 9,333,332

     (c) Neither during the sixty days prior to the Date of the Event requiring the filing of this Statement nor during the sixty days immediately prior to the filing of this statement did the Fund engage in any transactions involving PracticeXpert Inc. common stock.

     (d) No person other than the Reporting Person and RENN Group has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.


SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 22, 2004



                              RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.


                          By: /s/ Russell Cleveland
                             ----------------------------------------
                              Russell Cleveland, President



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Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 873942A105                    13D                   Page 5 of 5 Pages


                                 ATTACHMENT 1

     The name, business address, and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS

Name                        Business Address                Principal Occupation

Edward O. Boshell, Jr.      c/o RENN Capital Group,                     Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Russell Cleveland           c/o RENN Capital Group, Inc.                Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Peter Collins               c/o RENN Capital Group, Inc.                Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Ernest C. Hill              c/o RENN Capital Group, Inc.                Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Charles C. Pierce, Jr.      c/o RENN Capital Group, Inc.                Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857
OFFICERS

Name                        Business Address                Principal Occupation

Russell Cleveland           c/o RENN Capital Group, Inc.     President and Chief
                            8080 North Central Expressway      Executive Officer
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

John A. Schmit              c/o RENN Capital Group, Inc.          Vice President
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Robert C. Pearson           c/o RENN Capital Group, Inc.          Vice President
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Barbara A. Butschek         c/o RENN Capital Group, Inc.           Secretary and
                            8080 North Central Expressway              Treasurer
                            Suite 210, LB-59
                            Dallas, TX 75206-1857